

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 5, 2020

Ron Babecoff
Chief Executive Officer
BiondVax Pharmaceuticals Ltd.
Jerusalem BioPark, 2nd Floor
Hadassah Ein Kerem Campus
Jerusalem, Israel

> **Re: BiondVax Pharmaceuticals Ltd.**
> **Registration Statement on Form F-3**
> **Filed July 29, 2020**
> **File No. 333-240189**

Dear Dr. Babecoff:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Deanna Virginio at 202-551-4530 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Perry Wildes, Esq.